Exhibit 17.3

Annette M. Smith Director Resignation Letter

December 11, 2004

BY FAX

Seneca Nation of Indians

Tribal Council

Rte 438

Irving, NY  14081

I hereby resign from the Board of Directors of the Seneca Gaming Corporation and the Seneca Niagara Falls Gaming Corporation effective upon the date of appointment of my successor.

Thank you for the opportunity to serve the Seneca People.

Sincerely,

/s/ Annette Mohawk Smith
Annette Mohawk Smith

xc:  Mickey Brown, SGC President & CEO